

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2019

Morgan Schuessler, Jr.
Chief Executive Officer
EVERTEC, Inc.
Cupey Center Building, Road 176, Kilometer 1.3
San Juan, Puerto Rico 00926

      Re: EVERTEC, Inc.
          Form 10-K for the fiscal year ended December 31, 2018
          Filed February 26, 2019
          File No. 001-35872

Dear Mr. Schuessler:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Technology